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SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8-48578

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/11

Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Finantia USA Ltd. for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me this 26th
day of February, 2009

Bernice Woods

BERNICE WOODS
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 15, 2012

Finantia USA Ltd.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and the Stockholder of
Finantia USA Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Finantia USA Ltd. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Finantia USA Ltd.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 812,907
Due from affiliate	336,385
Fail to Deliver	89,563
Leasehold improvements and equipment (net of accumulated amortization and depreciation of $88,007)	218,208
Security deposit	99,216
Deferred tax asset	9,600
Prepaid income taxes	85,358
Other assets	9,198
Total assets	$ 1,660,435
Liabilities and Stockholder's Equity	
Accrued expenses and other liabilities	$ 123,227
Due customer	88,313
Total liabilities	211,540
Commitments (Note 5)	
Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	934,674
Total stockholder's equity	1,448,895
Total liabilities and stockholder's equity	$ 1,660,435

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A.

The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through an affiliate. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are allocated by the affiliate and remitted back periodically.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition
Commission revenue:
The Company is allocated commissions by an affiliate on purchases and sales of securities transacted on the affiliate's behalf. The commissions and any related expenses are recorded on a trade date basis.

Administrative revenue:
In addition, the Company performs certain administrative functions for another affiliate, including monitoring and retention of the documentation related to the affiliate's portfolio of loans and letters of credit. The Company earns a fee of 2 basis points on the average outstanding balance of the serviced portfolio.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits and a money market account held in accounts at a New York financial institution and therefore is subject to the credit risk at the financial institution. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Fair Value Measurements
Effective January 1, 2008, the Company partially adopted the Statement of Financial Accounting Standards No. 157 — Fair Value Measurements — ("SFAS 157"). SFAS 157 applies broadly to financial and non-financial assets and liabilities reported or disclosed at fair value under existing authoritative accounting pronouncements. FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157" (FSP FAS 157-2), delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis, until its fiscal year beginning after November 15, 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 requires disclosure surrounding the various inputs that are used in determining the fair value of the Company's investments. These inputs are summarized into the three broad levels listed below.

- Level 1 — quoted prices in active markets for identical securities
- Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

As of December 31, 2008, the Company had no financial assets or liabilities that were part of the scope of SFAS 157.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits and expenses on the temporary differences between the financial reporting and tax basis of its assets and liabilities. As a corporation, the earnings of the firm are subject to applicable U.S. federal, state and local taxes.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2008, the Company had net capital of approximately $677,000 which exceeded the required net capital by approximately $427,000.

4. Leasehold Improvements, Furniture and Equipment

Details of furniture and equipment are as follows:

Furniture	$ 40,986
Equipment	65,363
Leasehold Improvements	199,866
	306,215
Less: accumulated depreciation	88,007
	$ 218,208

5. Related Party Transactions

Commission income is the result of trades made with institutional customers on behalf of affiliates. At December 31, 2008, the Due from Affiliate balance represents a receivable of commission income.

Administrative revenue is the result of the Company's performance of certain administrative functions for another affiliate, including monitoring and retention of the documentation related to the affiliate's loan portfolio.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Employee Benefits

Eligible employees of the Company are covered under Salary Reduction Simplified Employee Pension Plan. The Company contributes 8% of each employee's annual salary to the plan.

Finantia USA Ltd.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2008